VIA FEDERAL EXPRESS AND E-MAIL

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

October 17, 2011

Re:

Alternative Energy Media, Inc.:  Response to Comment Letter Dated October 6, 2011 Regarding Registration Statement on Form S-1 Filed August 9, 2011

(SEC File Number 333-176169)

Ms. Ransom:

This letter is written on behalf of Alternative Energy Media, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company has requested us, as its legal counsel, to respond to your October 6, 2011 letter to the Company written on behalf of the Securities and Exchange Commission (the “Commission”).  Please note that the Company has concurrently revised and filed its second amended Registration Statement on Form S-1 in response to the Commission’s comments, except as otherwise may be described in this transmittal letter.  Enclosed please find a “clean” and a marked copy of the Company’s second amended filing (the “registration statement”) that conforms with Rule 310 of Regulation S-T.

The Company’s specific responses are set forth below in corresponding order to the Commission’s numbered comments:

Comment Number One

General. We note your response to comment one in our letter dated September 6, 2011. If, as you state, you believe that you do not fall within the definition of a blank check company and are not subject to Rule 419 of Regulation C, please include in our prospectus appropriate disclosure to demonstrate your status as a non-blank check company.  In this regard, please include, if true, an affirmative statement in the forepart of your prospectus stating clearly that you are not a blank check company and that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

Also, please disclose whether any members of your management of any your affiliates have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company was formed and why.

THE KRUEGER GROUP, LLP

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

October 17, 2011

The Company has revised its registration statement in the forepart of the Prospectus on Page Four as requested.

After our telephone discussion this week, we further researched Matthew Zouvas’ professional background.  Mr. Zouvas’ was a member of the board of directors of Power-Save for an estimated four-month period of time from November 2006 through February 2007.  He was not a member of executive management, nor did he have any signatory authority on behalf of the company.  During Mr. Zouvas’ tenure at the company, it was successfully selling its products and growing its business. During the two years after Mr. Zouvas departed the company, Power-Save’s sales grew in excess of 400%.  Currently, Power-Save remains in business and is successfully selling its products.

Mr. Zouvas’ work with Cashwave from 1999 to 2002 was as a VP of Corporate Sales on a nationwide basis. He did not have any executive management authority, was not a member of the board of directors, nor did he have any signatory authority on behalf of the company. During Mr. Zouvas’ work there, the company was evidently successful resulting in increased sales growth and profitability, and working with large national accounts. Shortly after the company partnered with E-Trade, the company became overburdened resulting in the owners carrying significant leverage to support the business’ growth.  Mr. Zouvas then left the firm to pursue other business opportunities. He has no specific knowledge as to what happened with Cashwave after his departure.

Mr. Zouvas, embracing new trends and Internet technology, founded a sole proprietorship, Liberty Lead Source, in 2002.  Having built the business to become self-sustaining in a few short months, Mr. Zouvas successfully led the company’s growth until the downturn in the real estate and mortgage markets. Mr. Zouvas then dissolved the company as it no longer had any business purpose and the market it served was in shambles.

The Company has not revised the registration statement to reflect further disclosure about Mr. Zouvas’ involvement with Power-Save, Cashwave or Liberty Lead Source.  Power-Save has remained successful; Mr. Zouvas was a sales person at Cashwave who had limited authority and no ownership; and Liberty Lead Source was a privately-held sole proprietorship which never pursued an equity financing or registration as a public company.

Comment Number Two

We note your response to comment one in our letter dated September 6, 2011 that you are “not a blank check company” and that your “planned principal operations have begun.” We further note references throughout your filing, such as on page 9, of your status as a “shell company” and the need to acquire additional assets or other businesses in order to cease being a “shell company”. Please clarify or revise.

The Company has revised its registration statement on Pages 4, 9 and 17 as requested.

The definition of a blank check company is not the same as a shell company. The Company again confirms that it is not a blank check company, although it may be regarded as a shell company depending upon the value of its assets.

Comment Number Three

Calculation of Registration Fee, page 2: Please clarify that the proposed maximum offering price per share is $0.01.

The Company has revised its registration statement on Page 2 as requested.  The Company confirms that the maximum offering price is $0.01 per share.

THE KRUEGER GROUP, LLP

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

October 17, 2011

Comment Number Four

Prospectus Cover, page 3:  We note your statement in the second paragraph on page 21 that “at present, it is uncertain whether our founder and president is willing to lend or invest any additional funds of his own after this Offering into the Company, nor has the Company commenced negotiating with him the terms of any such financing. To date, we have not sought any funding source and have not authorized any person or entity to seek out funding on our behalf.”  Please state this on your prospectus cover page.

The Company has revised its registration statement on the Prospectus Cover Page as requested.

Comment Number Five

Prospectus Summary, page 4 – About Alternative Energy Media, Inc., page 4:  We note your response to comment nine in our letter dated September 6, 2011 and the related revisions in your filing that your “planned principal operations to date have included” the redevelopment of each of your websites.  We further note your disclosure in the second paragraph on page 23 that, as a part of your costs, you “incur additional website development charges when they are performed, of which there have been none to date.” Please clarify the redevelopment you have undertaken for each website.

The Company has revised its registration statement on Pages 22 and 23 as requested.

Comment Number Six

Risk Factors, page 7 – 20. The proposed aggregate proceeds of the Offering are less than… page 11:  We note your response to comment 15 in our letter dated September 6, 2011 and the related revisions in your filing that you are “undertaking this Offering in order to establish a shareholder based in [y]our Company, and to become a publicly traded company with increased trading volume for [y]our shares.” Please clarify that your shares currently have no trading activity.

The Company has revised its registration statement in Risk Factor 20 on Page 10 as requested.  We confirm that the Company’s shares do not have any trading activity.

Comment Number Seven

Liquidity, page 20:  We note your response to comment 22 in your letter dated September 6, 2011 and the related revisions in your filing on page II-I and your statement “absent sufficient revenues to pay these amounts, we will seek financing from multiple sources that may loan to us the funds to cover the balance of outstanding professional and related fees pursuant to the offering.”  Please clarify how you will proceed if you receive none of the proceeds from this offering.

The Company has revised its registration statement on Page 19 as requested.

Comment Number Eight

Business, page 23:  We note your response to comment 27 in your letter dated September 6, 2011 and the related revisions in your filing.  Please reconcile the revised disclosure on pages 20 and 21 of your filing with the disclosure in the Timing section on page 24.

The Company has revised its registration statement as requested.

THE KRUEGER GROUP, LLP

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

October 17, 2011

Comment Number Nine

Directors, Executive Officers, Promoters, and Control Persons, page 26:  We note your response to comment 30 in our letter dated September 6, 2011 that you have “revised [the] registration statement on page 4.” We further note the revisions on page 26 discussing Mr. Zouvas’ prior directorship at Power-Save Energy Company. Please provide any other relevant directorships held by Mr. Zouvas or confirm there are none.

The Company confirms that Mr. Zouvas has not held any other directorships.

Comment Number Ten

Plan of Distributions, page 33 – Any purchaser of our securities should be aware… page 35:  We note your response to comment 17 in our letter dated September 6, 2011 and the related revisions for filing. Please also revise the threshold price referenced on page 36 to $5.00.   Please see Rule 3a51-1(d) of the Exchange Act.

The Company has revised its registration statement as requested.

Comment Number Eleven

Financial Statements, page F-1 – Notes to Financial Statements, page F-7 – Note 3, Going Concern, page F-9: We reviewed your revisions in the response to comment 36 in our letter dated September 6, 2011. Please revise your disclosure to address your expected demands for cash during the twelve month period following the date of the most recent balance sheet presented.

The Company has revised its registration statement as requested.

Comment Number Twelve

Part II – Item 13 Other Expenses of Issuance and Distribution: We note your revisions here in response to comment 22 in our letter dated September 6, 2011. Please include the revisions in the appropriate place in the prospectus. In doing so, please tell us what comprises the “Incidental Costs of the Offering.” In this regard, we note that the sum of the incidental costs, such as blue sky and transfer agent fees, presented in the table above to not total $10,000 so it is unclear what this amount represents.

The Company has revised its registration statement as requested.

We thank you in advance for your continuing consideration and review of the Company’s response as set forth herein and in the Company’s second amendment to its registration statement.  Please feel free to call me with questions or comments at (858) 405-7385.  Your response can also be communicated to us at our e-mail addresses, blair@thekruegergroup.com and mzouvas.aemi@gmail.com.

Very Truly Yours,

Blair Krueger, Esq.

Blair Krueger, Esq.